Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

October 20, 2023

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 98

Dear Ms. Brutlag:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 10, 2023 with respect to Post-Effective Amendment No. 98 to Registrant’s Registration Statement filed on August 28, 2023.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Registrant provide you with the completed updated fee and expense tables at least one week prior to effectiveness.

Response:  The completed updated fee and expense tables have been provided under separate cover.

2.	You requested a description of the circumstances surrounding the elimination of The Intermediate Term Municipal Bond II Portfolio.

October 20, 2023

Response:	The Intermediate Term Municipal Bond II Portfolio was reorganized into The Intermediate Term Municipal Bond Portfolio effective as of the close of business on June 23, 2023. At that time, all of the assets and liabilities of The Intermediate Term Municipal Bond II Portfolio were acquired by The Intermediate Term Municipal Bond Portfolio in exchange for shares of The Intermediate Term Municipal Bond Portfolio, which shares were then distributed to the shareholders of The Intermediate Term Municipal Bond II Portfolio. This reorganization was approved by a vote of the shareholders of The Intermediate Term Municipal Bond II Portfolio, pursuant to the proxy statement/prospectus filed on Form N-14 on April 28, 2023, at a shareholder meeting duly called and held on June 20, 2023. Following the reorganization, The Intermediate Term Municipal Bond II Portfolio was liquidated and the applicable EDGAR identifiers have been made inactive.

Very truly yours,

Don E. Felice